UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On November 18, 2024, Golden Heaven Group Holdings Ltd. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors. The investors agreed to subscribe for and purchase from the Company, through a private placement, a total of 20,000,000 Class A Ordinary Shares for a total purchase price of US$25.2 million. In the event that the Company fails to meet certain operational and financial targets by September 30, 2027, the Company will issue up to 10,000,000 Class A Ordinary Shares to the investors for no additional consideration. The Company will use the proceeds from issuance of Class A Ordinary Shares for acquisition, upgrade, development, operation and maintenance of parks.

In addition, pursuant to the Securities Purchase Agreement, the Company will issue warrants (the “Warrants”) to the investors granting the investors the right to purchase up to 40,000,000 Class A Ordinary Shares in aggregate at an exercise price of US$1.386. The Warrants will expire five (5) years after issuance. The Warrants contain standard adjustments to the exercise price. The transactions contemplated under the Securities Purchase Agreement are expected to close in November 2024.

Also on November 18, 2024, the Company entered into a series of amendments to warrant with existing holders of warrants, pursuant to which, (i) the exercise price were amended to be US$1.386, and (ii) the existing holders of warrants agreed to exercise their respective warrants in whole concurrently with execution of such amendment.

The securities to be sold in this private placement have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

On November 19, 2024, the Company issued a press release, titled “Golden Heaven Group Holdings Ltd. Secures Investment of US$25.2 Million and Enters Into Amendments to Outstanding Warrants”, a copy of which is included as Exhibit 99.1 to this Form 6-K.

The foregoing description of the Securities Purchase Agreement, the Warrants and amendments to warrant does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the full texts of the form of the Securities Purchase Agreement, the form of a Warrant and the form of an amendment to warrant, which are filed as Exhibits 99.2, 99.3 and 99.4 to this Form 6-K, respectively, and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Golden Heaven Group Holdings Ltd. Secures Investment of US$25.2 Million and Enters Into Amendments to Outstanding Warrants, dated November 19, 2024
99.2	Form of Securities Purchase Agreement dated November 18, 2024
99.3	Form of Warrant dated November 18, 2024
99.4	Form of Amendment to Warrant dated November 18, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 19, 2024

GOLDEN HEAVEN GROUP HOLDINGS LTD.

By:	/s/ Jin Xu
Name:	Jin Xu
Title:	Chief Executive Officer

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